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                                NOTICE OF MERGER

To Former Shareholders of Castle & Cooke, Inc.

    The Plan of Merger whereby Castle Acquisition Company, Inc. was merged into Castle & Cooke, Inc. has become effective. Castle & Cooke, Inc. is the surviving corporation. Upon the effectiveness of this merger, each outstanding share of Castle & Cooke, Inc. common stock (except those owned by Castle Acquisition Company, Inc.), was cancelled and converted into the right to receive
$19.25 per share in cash.

    This notice is being mailed to each shareholder of record as of September 6, 2000, the date the merger became effective.

    As former shareholders or former beneficial owners of Common Stock of the Company (the "Shares"), you are entitled to receive $19.25 per Share ("the Merger Consideration"). To receive the Merger Consideration, you must submit to EquiServe Trust Company, N.A., as Paying Agent, at the address shown on the enclosed Letter of Transmittal (printed on blue paper), a properly completed and duly executed Letter of Transmittal, and any signature guarantees and other documents required by the Instructions to the Letter of Transmittal, together with the certificates representing your shares. If your Shares are held in "street name," contact your broker to have your Shares delivered to the Paying Agent.

    Any questions should be directed to the Paying Agent at (800) 733-5001. Please do not contact the company.

    A check for the full amount of the Merger Consideration for the Shares submitted by you will be forwarded to you as soon as practicable after completion of the merger and receipt of the properly completed and executed Letter of Transmittal (enclosed herewith and printed on blue paper) and certificates evidencing such Shares. Please act promptly to receive the Merger Consideration.